Middle Kingdom Alliance Corp.

333 Sandy Springs Circle, Suite 223

Atlanta, GA 30328

May 4, 2009

Geoffrey Kruczek, Esquire

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	Middle Kingdom Alliance Corp.
Annual Report on Form 10-K
Response letter dated April 1, 2009
File No. 000-52358

Dear Mr. Kruczek:

Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), hereby files through EDGAR this letter to the Staff which indicates Middle Kingdom’s intended responses to the Staff’s comments in its letter dated April 20, 2009 related to its annual report on Form 10-K for the year ended December 31, 2008.

As the Staff is aware, Middle Kingdom is also presently responding to the Staff’s comments on its Form S-4/A (Amendment #5) filed with respect to its proposed business combination with Pypo Digital Company Limited. For that reason Middle Kingdom is, with respect to its Form 10-K, only filing its proposed responses at this time so that it may file a single Form 10-K/A after it is able to also determine whether any of the issues that arise in the review of the Form S-4 require amendment to its Form 10-K.

We welcome any questions you may have about our proposed responses or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Acknowledgements at the end of this Letter

1.	When you file a response to this letter, please ensure that your response includes the written acknowledgements at the end of this letter.

Middle Kingdom has included the written acknowledgements at the end of this letter as requested in the Staff’s letter.

Item 9A(T). Controls and Procedures, page 25

Management’s annual Report on Internal Control Over financial Reporting, page 25

2.	Given the last sentence of your response to prior comment 1, the changes you intend to make imply that management’s conclusions regarding the effectiveness of your disclosure controls and procedures, rather than internal controls over financial reporting, were based on consideration of the cited criteria. This appears inconsistent with the first paragraph of your response to prior comment 1 and the requirements of Item 308T(a)(2) of Regulation S-K. Please reconcile.

Middle Kingdom will amend the first paragraph under Item 9A(T) to read as follows (changes in bold / strikethrough):

“As of the end of the fiscal year ended December 31, 2008, our company conducted an evaluation under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer, and our Secretary & General Counsel of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). ~~and our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.~~ Based on this evaluation, our chief executive officer and chief financial officer concluded that our company’s disclosure controls and procedures are effective as of December 31, 2008 and are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. These controls and procedures also are intended to ensure that information required to be disclosed in such reports is accumulated and communicated to management to allow timely decisions regarding required disclosures.”

Middle Kingdom will amend the third paragraph under the section titled “Management’s Report on Internal Control Over Financial Reporting” under Item 9A(T) to read as follows (changes in bold):

“Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.”

Furthermore, Middle Kingdom acknowledges that;

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (404) 257-9150.

Sincerely,

Middle Kingdom Alliance Corporation

/s/ David A. Rapaport

David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation

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